CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Supplementary Information

Years Ended December 31, 2017 and 2016







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Six Forks Road, Suite 200, Raleigh, NC 27609

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant 919 831 2370

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN LEONARD NOTARY Comm. Exp. 6-16-2021 PUBLIC WAKE COUNTY, N.C.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Capital Investment Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2017 and 2016, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor Tillery & Roberts, LLP

We have served as the company's auditor since 1985.

Raleigh, North Carolina
February 23, 2018

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2017 and 2016

	2017	2016
Current assets:		
Cash and cash equivalents	$ 1,582,972	$ 1,813,837
Receivable from clearing agent	402,287	250,800
Other receivables	935,555	992,853
Prepaid expenses	21,702	511
Current portion of notes receivable	4,000	17,333
Total current assets	2,946,516	3,075,334
Property and equipment, net	-	-
Goodwill - customer acquisition	300,000	300,000
Notes receivable, less current portion	2,000	4,000
	$ 3,248,516	$ 3,379,334

Liabilities and Stockholders' Equity

	2017	2016
Current liabilities:		
Commissions payable	$ 1,254,506	$ 1,402,921
Accounts payable	142,302	177,091
Accrued retirement	12,000	12,000
Accrued legal settlements	410,000	540,000
Total current liabilities	1,818,808	2,132,012
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	1,242,332	1,059,946
Total stockholders' equity	1,429,708	1,247,322
	$ 3,248,516	$ 3,379,334

See accompanying notes to the financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years Ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Commisions on exchange listed securities executed on exchanges	$ 267,783	$ 231,636
Other security commissions	1,413,996	1,374,320
Sales of investment company shares	1,615,110	1,864,778
Fees for account supervision, investment advisory, and administrative services	818,350	792,655
Other operating revenue	16,000,892	14,834,980
	20,116,131	19,098,369
Operating expenses (income):		
Salaries, related expenses, and management fees	1,705,548	1,262,367
Commissions	14,916,947	14,482,827
Registration and fees	603,760	618,479
Rent and utilities	113,438 ·	108,214
Printing	11,410	15,999
Office supplies	80,657	47,841
Publications	159,769	243,755
Travel and entertainment	82,513	71,478
Insurance	505,885	514,004
Taxes	14,465	9,849
Promotion	96,760	103,247
Professional fees	398,161	570,305
Legal settlements	344,933	456,984
Retirement	12,000	12,000
Seminar	318,927	334,484
Insurance division	152,102	106,880
Miscellaneous	64,848	58,090
	19,582,123	19,016,803
Operating income	534,008	81,566
Other income (expense):		
Management fees from related parties	271,053	279,566
Interest expense	(322)	(2,755)
Interest income	572	196
	271,303	277,007
Net income	805,311	358,573
Retained earnings, beginning of year	1,059,946	808,579
Dividends paid	(622,925)	(107,206)
Retained earnings, end of year	$ 1,242,332	$ 1,059,946

See accompanying notes to the financial statements.

5

CAPITAL INVESTMENT GROUP, INC

Statements of Cash Flows

Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 805,311	$ 358,573
Adjustments to reconcile net income to net cash provided		
(used) by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing agent	(151,487)	(10,567)
Other receivables	57,298	(150,661)
Prepaid expenses	(21,191)	1,906
Commissions payable	(148,415)	151,614
Accounts payable	(34,789)	(20,154)
Accrued legal settlements	(130,000)	90,000
Net cash provided (used) by operating activities	376,727	420,711
Cash flows from investing activities:		
Loans made	-	(8,000)
Collections on loans	15,333	41,867
Net cash provided (used) by investing activities	15,333	33,867
Cash flows from financing activities:		
Dividends paid	(622,925)	(107,206)
Net cash provided (used) by financing activities	(622,925)	(107,206)
Net increase (decrease) in cash and cash equivalents	(230,865)	347,372
Cash and cash equivalents, beginning of year	1,813,837	1,466,465
Cash and cash equivalents, end of year	$ 1,582,972	$ 1,813,837
Interest paid	$ 322	$ 2,755

See accompanying notes to the financial statements.

6

Notes to Financial Statements

December 31, 2017 and 2016

(1) Organization and Significant Accounting Policies

Capital Investment Group, Inc. (the "Company") was incorporated as a North Carolina corporation on January 6, 1984 to provide investment services to investors as a fully- disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other commissions and fees are recorded when earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2017 and 2016.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples.

Occassionaly brokers leave the Company, at which time their intangibles, recorded in goodwill, are deemed worthless.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions.

Advertising

Advertising and related costs are expensed as incurred. Advertising expense was $20,673 and $29,568 in 2017 and 2016, respectively.

Reclassifications

Certain reclassifications have been made to the 2016 financial statements in order for them to better compare to the 2017 financial statements. The reclassifications have no material effect on 2016 financial position, results of operations, or cash flow.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2017 and 2016, the Company's uninsured cash balances totaled $1,011,124 and $1,248,679, respectively.

(4) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2017 and 2016 are as follows:

	2017	2016
Notes receivable	$ 6,000	$ 21,333
Less current portion	4,000	17,333
Long-term portion	$ 2,000	$ 4,000

(5) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2017	2016
Office equipment	$ 72,688	$ 72,688
Leasehold improvements	14,820	14,820
	87,508	87,508
Less accumulated depreciation	87,508	87,508
	$ -	$ -

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2017 and 2016:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $12,000 and $12,000 in 2017 and 2016, respectively.

(8) Related Parties

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management of $730,749 and $662,797 in 2017 and 2016, respectively.

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

	2017	2016
Capital Investment Brokerage, Inc.	$ 150,609	$ 163,570
Capital Investment Advisory Services, LLC	101,067	96,219
Capital Investment Counsel, Inc.	19,377	19,777

In addition, the Company collects and pays out fees on behalf of Capital Investment Counsel, Inc. (a company related by common ownership). These fees amounted to $73,160 and $52,190 in 2017 and 2016, respectively.

(9) Line of Credit

The Company maintains an unsecured line of credit with a bank with a maximum credit limit of $1,000,000. Interest on advances is payable monthly at the bank's prime rate but not less than 5% (5% as of December 31, 2017 and 2016, respectively). There was no balance outstanding as of December 31, 2017 or 2016.

(10) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Companies (a related entity). The Company's rent is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies, therefore, rent is paid on a month to month basis. Rent expense amounted to $79,487 and $76,991 in 2017 and 2016, respectively.

(11) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $121,254 and $142,134 as of December 31, 2017 and 2016, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017 and 2016, the Company net capital was $916,527 and $725,005, respectively, which was $795,273 in excess of its required net capital in 2017 and $582,871 in excess of its required net capital in 2016. The Company's ratio of aggregate indebtedness to net capital was 1.98 to 1 and 2.94 to 1 as of December 31, 2017 and 2016, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(13) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. The Company maintains errors and omissions (E & O) insurance to reduce the risk associated with customer claims. As of December 31, 2017, the Company has been named in arbitrations for which no E & O coverage exists. Management, after consultation with outside legal counsel, has accrued a loss contingency of $410,000.

Settlements and awards that fall outside of the scope of the E & O insurance or are below the deductible are expensed as incurred or recognized and classified as legal settlements on the statement of income. In 2017 and 2016, the Company expensed $344,933 and $456,984, respectively, in settlements primarily from lawsuits incidental to its investment services.

(14) Subsequent Events

The date to which events occurring after December 31, 2017, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 23, 2018, the date the financial statements were available to be issued.

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years Ended December 31, 2017 and 2016

	Common stock		Additional paid-in capital		Retained earnings		Total	
Balance, December 31, 2015	$	6,000	$	181,376	$	808,579	$	995,955
Net income for 2016		-		-		358,573		358,573
Dividends paid		-		-		(107,206)		(107,206)
Balance, December 31, 2016		6,000		181,376		1,059,946		1,247,322
Net income for 2017		-		-		805,311		805,311
Dividends paid		-		-		(622,925)		(622,925)
Balance, December 31, 2017	$	6,000	$	181,376	$	1,242,332	$	1,429,708

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2017 and 2016

	2017	2016
Net capital:		
Total stockholders' equity	$ 1,429,708	$ 1,247,322
Deduct: Non-allowable assets	(507,580)	(517,015)
Deduct: Securities haircuts	(5,601)	(5,302)
Net capital	$ 916,527	$ 725,005
Aggregate indebtedness:		
Accounts payable	$ 142,302	$ 177,091
Commissions payable	1,254,506	1,402,921
Accrued retirement	12,000	12,000
Legal settlement	410,000	540,000
Total	$ 1,818,808	$ 2,132,012
Net capital requirements:		
Broker-dealer minimum, as calculated	$ 121,254	$ 142,134
Net capital in excess of requirements	795,273	582,871
Net capital as computed above	$ 916,527	$ 725,005
Ratio of aggregate indebtedness to net capital	1.98 to 1	2.94 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017 and 2016.

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2017 and 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedule of Information for Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2017 and 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Capital Investment Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Investment Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor Tillery & Roberts, LLP

Raleigh, North Carolina
February 23, 2018

EXEMPTION STATEMENT

Capital Investment Group, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Capital Investment Group, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2017, pursuant to paragraph k(2)(ii).

Capital Investment Group, Inc. met the identified exemption provisions throughout the year ended December 31, 2017 without exception.



Richard K. Bryant, President

2/26/18
Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholders
Capital Investment Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Capital Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Group, Inc.'s management is responsible for Capital Investment Group, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, no exceptions were found as a result of applying the procedures;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, no exceptions were found as a result of applying the procedures;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, no exceptions were found as a result of applying the procedures; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, no exceptions were found as a result of applying the procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2018

CAPITAL INVESTMENT GROUP, INC.

Schedule of Assessment and Payments

Year ended December 31, 2017

Assessment for December 31, 2017	$	6,139
Less:		
Overpayment from 2015		
Payment July 27, 2017		(2,918)
Payment February 5, 2018		(3,221)
Balance due March 1, 2018	$	None